

November 10, 2009

Mr. Frank T. Smith Jr.
Chief Financial Officer
Dune Energy, Inc.
Two Shell Plaza
777 Walker Street, Suite 2300
Houston, Texas 77002

> **Re:** **Dune Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 3, 2009**
> **File No. 1-32497**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Items 1. and 2. Business and Properties

Overview, page 2

1.   We note your statement that "The SEC PV-10 of our proved reserves at year end was $293.2 million…" As PV-10 is not a defined measure by the SEC, please remove the reference to the SEC.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Estimates and Accounting Policies

Asset Retirement Obligation, page 29

2.   For the year ended December 31, 2008, we note an increase in your asset retirement obligation of $7.4 million identified as a revision in estimated liabilities. Please expand your disclosure to discuss the changes in estimates, assumptions, or facts and circumstances that led to such a significant increase in your obligation. See Section V of SEC Release 33-8350.

Liquidity and Capital Resources, page 32

3.   We note from your disclosure that, if necessary, you plan to augment your short term and long term liquidity by selling non-core properties. To the extent known, please modify your disclosure to identify the potential properties that may be sold, and the effect such disposition may have on your results of operations, cash flows, and proved reserves, if applicable.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

4.   Please tell us which of the three quantitative disclosure alternatives you have selected under Item 305(a) of Regulation S-K and how your current disclosure complies with those requirements.

Engineering Comments

Business and Properties

Overview, page 2

5.   You state that you experienced a downward revision of 11.0 Bcfe largely as a result of unsuccessful completion attempts in the Comite field in Louisiana. Please tell us the basis for initially classifying these 11 Bcfe as proved reserves. Please provide the details of the completion attempts and tell us how many wells were involved in the failed attempts.

Oil and Natural Gas Volumes, and Operating Expense, page 5

6.   Please reconcile the reported average production cost of $3.13 per Mcfe for 2008 with the 2008 operating costs of $3.82 per Mcfe reported on page 35 under Results of Operations.

Risk Factors

We cannot control the activities on properties we do not operate……page 20

7.   Although you provide this as a risk factor, you do not indicate the degree of exposure you have to this risk. In future filings, please include such metrics as the percentage of reserves and production that are operated by other operators. If these percentages are small, reconsider whether this is a true risk that you face.

Supplemental Oil and Gas Information

Proved Reserves, page F-28

8.   Please tell us how many of your oil and gas reserve revisions were due to price changes and how many were due to performance changes for each reported period.

9.   We note your response number two of your February 13, 2007 response letter where you confirmed that you would provide appropriate explanations for all significant reserves changes. However, we note significant reserve changes in each of the three reported periods where you have not provided any explanations for those changes. Please revise your document to include the appropriate explanations of all significant reserve changes to comply with paragraph 11 of SFAS 69.

2008 Reserve Report – DeGolyer & MacNaughton

10.   The report indicates that when the estimate was made certain properties only had production data through July 2008. Please provide us with the reasons that updated production data on these properties was not provided to the reserve engineers to complete their report. Please tell us how many properties only had production data through July 2008 and the reserves and production associated with each of those properties. Tell us why there was no disclosure related to this issue.

11.   Please tell us how your forecasted 2008 oil and gas production from your Total Proved Case of your 2007 reserve report compared to your actual 2008 oil and gas production. Please reconcile any major differences.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

12.   You explain that the decrease in production for the nine months ended September
        30, 2008 compared to the nine months ended September 30, 2009 of 1,779
        Mmcfe, or approximately 20.6%, is a result of "…normal reservoir declines and a
        very limited capital reinvestment program." Please tell us whether the decrease in
        production and the limited capital reinvestment program represented a trend you
        believed was reasonably likely to occur at December 31, 2008, and how you
        considered disclosing that fact in your Form 10-K such that a reader could
        ascertain the likelihood that past performance is an indicator of future expected
        results. See Item 303(a)(3)(ii) of Regulation S-K and Section III(B)(3) of SEC
        Release 33-8350. As part of your response, tell us if you believe the decrease in
        production represents a trend that is reasonably expected to continue for the
        foreseeable future at September 30, 2009 and how you considered discussing this
        fact in your Form 10-Q.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief